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                                   FORM 8-A/A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               KOGER EQUITY, INC.
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         Florida                                          59-2898045
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(State of incorporation                                   (IRS Employer
     or organization)                                     Identification No.)

     8880 Freedom Crossing Trail
         Jacksonville, Florida                            32256-8280
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    (Address of principal executive offices)                  (Zip Code)

    Securities to be registered pursuant to Section 12(b) of the Act:

                          COMMON STOCK PURCHASE RIGHTS
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                                (Title of Class)

                            NEW YORK STOCK EXCHANGE
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                   Name of each exchange on which each class
                              is to be registered

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.
[X]
         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.
[ ]

         Securities Act registration statement file number to which this form relates: N/A (if applicable)
         Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
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                                (Title of Class)


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Item 1. Description of Securities to be Registered.

         On September 30, 1990, the Board of Directors (the "Board") of Koger Equity, Inc. (the "Company") declared a dividend of one Common Stock purchase right (a "Right") for every outstanding share of the Company's common stock, par value $.01 per share, (the "Common Stock"). The Rights were distributed to stockholders of record as of the close of business on October 11, 1990 (the "Dividend Record Date"). The terms of the Rights are set forth in a Common Stock Rights Agreement, dated as of September 30, 1990, as amended and in effect from time to time (the "Rights Agreement"), between the Company and Wachovia Bank and Trust Company, N.A., the initial rights agent whose successor was First Union National Bank of North Carolina, a national association, appointed pursuant to the First Amendment to the Rights Agreement, dated as of March 22, 1993 (the "First Amendment") whose successor was Wells Fargo Bank Minnesota, N.A. ("Wells Fargo" and the "Rights Agent"), formerly Norwest Bank Minnesota, National Association, appointed pursuant to the Fifth Amendment to the Rights Agreement, dated as of November 23, 1999 (the "Fifth Amendment"). The Sixth Amendment dated as of August 17, 2000 (the "Sixth Amendment") has been entered into between the Company and Wells Fargo for the purpose of extending the Rights Agreement, which would expire on September 30, 2000, for an additional 10 years through September 30, 2010. The Rights Agreement provided for the issuance of one Right for every share of Common Stock issued and outstanding on the Dividend Record Date and for each share of Common Stock which was or is issued after that date and prior to the "Distribution Date" (as defined below).

         Each Right entitles the holder to purchase from the Company one share of Common Stock at a price of $50 per share, subject to adjustment. The Rights will expire on September 30, 2010 (the "Expiration Date"), or the earlier redemption of the Rights, and are not exercisable until the Distribution Date.

         No separate Rights certificates have been issued. Until the Distribution date (or earlier redemption or expiration of the Rights), (i) the Rights are evidenced by the Common Stock certificates and are transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Dividend Record Date upon transfer or new issuance of the Company's Common Stock contained a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any of the Company's Common Stock certificates also constitutes the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights will separate from the Common Stock and Rights certificates will be issued on the Distribution Date. Unless otherwise determined by a majority of the Continuing Directors (as defined below), the Distribution Date will occur on the earlier of (i) the fifteenth business day following the later of the date of a public announcement that a person, including affiliates or associates or associates of such person (an "Acquiring Person"), except as described below, has acquired or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding


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shares of Common Stock or the date on which an executive officer of the Company has actual knowledge that an Acquiring Person became such (the "Stock Acquisition Date") or (ii) the fifteenth business day following commencement of a tender offer or exchange offer that would result in any person or its affiliates and associates owning 15% or more of the Company's outstanding
Common Stock. In any event, the Board of Directors may delay the distribution of the certificates. After the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights. "Continuing Director" shall mean any director of the Company who was either (i) a Director prior to the time a Person becomes an Acquiring Person and is not an Affiliate of such Person or (ii) nominated for his or her term of office by a majority of the Continuing Directors in office at the time of such nomination.

         Pursuant to the Second Amendment to the Koger Equity, Inc. Common Stock Rights Agreement, dated as of December 21, 1993, (the "Second Amendment"), TCW Special Credits, a California general partnership, the TCW Group, Inc. and their Affiliates (collectively "TCW") would not be considered an Acquiring Person, and would be an "Exempt Person," but only so long as TCW is the Beneficial Owner of shares of Common Stock outstanding in an amount not in excess of an aggregate of the higher of (i) 23% of the shares of Common Stock then outstanding and (ii) 4,047,350 shares of Common Stock, as adjusted for any stock splits, stock dividends or other recapitalizations of the Company on or after December 21, 1993. Pursuant to Amendment No. 3 to the Rights Agreement, dated as of October 10, 1996 (the "Third Amendment"), collectively
(a) AP-KEI Holdings, LLC, a Delaware limited liability company ("Apollo"), and its Affiliates [as defined in the Stock Purchase Agreement dated as of October 10, 1996, as amended and in effect from time to time (the "Stock Purchase Agreement") between the Company and Apollo] would not be considered an Acquiring Person, and would be an "Exempt Person," but only so long as neither Apollo nor any of its Affiliates (as defined in the Stock Purchase Agreement) is the Beneficial Owner (as defined in the Stock Purchase Agreement) of any Prohibited Security (as defined in the Stock Purchase Agreement) and (b) any person who is an Affiliate of Apollo to the extent that such Affiliate would be an Acquiring Person as a result of Beneficially Owning any Permitted Securities (as defined in the Stock Purchase Agreement) will not be considered an Acquiring Person and shall be an Exempt Person. Pursuant to the Fourth Amendment to Common Stock Rights Agreement dated as of February 27, 1997 (the "Fourth Amendment"), if any Exempt Person described in the immediately preceding sentence (each an "Apollo Exempt Person") (1) pledges any Permitted Securities to one or more financial institutions described in the Rights Agreement (the "Permitted Assignees") and (2) any such Permitted Assignee purchases any such Permitted Securities in connection with any foreclosure proceedings, then (A) each Apollo Exempt Person shall immediately and automatically cease to be an Exempt Person and (B) such Permitted Assignees, collectively, shall be deemed to be an Exempt Person, but only so long as none of such Permitted Assignees is the Beneficial Owner of any Prohibited Security. (The Fourth Amendment also sets forth in their entirety certain definitions set forth in the Stock Purchase Agreement and cross-referenced in the Third Amendment.) According to Company records, at December 31, 1999, the TCW Group,


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Inc. and its affiliates beneficially own less than 5% of the outstanding Common
Stock. At December 31, 1999, Apollo and its Affiliates beneficially own approximately 21.5% of the outstanding Stock with the right to acquire an additional 3.5%, or in the aggregate 25%, of the outstanding Common Stock either from the Company or in the market at the option of the Company which holdings would be Permitted Securities (as defined in the Stock Purchase Agreement). In addition, any employee benefit plan of the Company will not be considered an Acquiring Person.

         Under the provisions described above, the continued holding of such shares by Exempt Persons will not cause the Rights to be exercisable. Any transfer of shares held by an Exempt Person to a third party who, after such transfer, beneficially owns 15% or more of the outstanding shares of Common Stock, would cause the Rights to become exercisable, except in the case of a foreclosure by a pledgee of Apollo or its Affiliates of Permitted Securities if such pledgee purchases the securities at the foreclosure sale. In addition, any institution of a tender or exchange offer by an Exempt Person would also trigger the exercisability of the Rights.

         If, at any time after the Stock Acquisition Date, the Company were acquired in a merger or other business combination, or more than 25% of its assets or earning power were sold, each holder of a Right would have the right to exercise such Right and thereby receive common stock of the acquiring company with a market value of two times the exercise price of the Right. For example, if the exercise price is $50, the holder of each Right would be entitled to receive $100 in market value of the acquiring company's common shares (e.g., 10 shares if the per share market value is $10) for $50. Also, in the event that (i) any person or group or affiliated or associated persons (other than the Company, its subsidiaries, employee benefit plans and an Exempt Person) shall become an Acquiring Person, or (ii) an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, each holder of a Right will, upon payment of the exercise price, have the right to receive shares of the Company's Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the Right. If the exercise price is $50, the holder of each right would be entitled to receive $100 in market value of the Company's common stock for $50. Following the occurrence of any of the events described in this paragraph (as defined in the Rights Agreement, a "Common Stock Event"), any rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or any affiliates, associates or transferees of any Acquiring Person) shall immediately become null and void.

         The Board may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of declaration of the Rights (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). The Board, however, may not effect an exchange at any time after any person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any such Subsidiary,


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any entity holding Common Stock for or pursuant to the terms of any such plan or any Exempt Person), together with all affiliates of such Person, becomes the beneficial owner of 50% or more of the Common Stock then outstanding. Immediately upon the action of the Board ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of Common Stock equal to the number of such Rights held by the holder multiplied by the Exchange Ratio.

         The exercise price of the Rights, and the number of whole or fractional shares of the Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for shares of the Common Stock or convertible securities at less than the current market price of the Common Stock of evidences of indebtedness or assets (excluding cash dividends paid out of the earnings or retained earnings of the Company and certain other distributions) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustments in the exercise price of the Rights will be required until cumulative adjustments equal at least 1% in such price. The Company is not obligated to issue fractional shares of any securities upon the exercise of the Rights and, in lieu thereof, at the election of the Company, an adjustment in cash may be made based on the market price of such securities on the last trading date prior to the date of exercise.

         At any time prior to the Expiration Date, the Company, by a majority vote of the Continuing Directors then in office, may redeem the Rights at a redemption price of $.01 per Right (the "Redemption Price"), as described in the Rights Agreement. Immediately upon the action of the Continuing Directors electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         Neither the distribution of the Rights nor the subsequent separation of the Rights on the Distribution Date will be a taxable event for the Company or its stockholders. Holders of Rights may, depending upon the circumstances, recognize taxable income upon the occurrence of a Common Stock Event. In addition, holders of Rights may have taxable income as a result of (i) an exchange by the Company of shares of Common Stock for Rights as described above or (ii) certain anti-dilution adjustments made to the terms of the Rights after the Distribution Date. A redemption of the Rights would be a taxable event to holders.

         The Rights Agreement may be amended by the Continuing Directors at any time prior to the Distribution Date without the approval of the holders of the Rights provided, however, no


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amendment may prejudice the rights of an Exempt Person. From and after the
Distribution Date, the Rights Agreement may be amended without the approval of the holders of the Rights in order to cure any ambiguity, to correct any defective or inconsistent provisions, to change any time period for redemption or any other time period under the Rights Agreement or to make any other changes that do not adversely affect the interests of the holders of the Rights (other than any Acquiring Person or its affiliates, associates or transferees).

         As of August 8, 2000, there were 26,841,051 shares of Common Stock outstanding. Each share of Common Stock outstanding on the Dividend Record Date received one Right. As long as the Rights are attached to the Common Stock, the Company has issued and will issue one Right with each newly issued share of Common Stock so that all shares of Common Stock outstanding on the Distribution Date will have attached Rights.

         The exercise of the Rights may have certain anti-takeover effects. The Rights distribution will not be dilutive of shareholder's ownership of the Company and will not affect reported earnings per share. The Company will receive no proceeds from the distribution of the Rights.

         The Rights Agreement (including as exhibits thereto the form of Rights Certificate and the Summary of Rights), the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, and the Sixth Amendment are attached hereto as exhibits hereto and are hereby incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and therefore is qualified in its entirety by reference to such exhibits.

Item 2.  Exhibits.

         The exhibits which are filed with this amendment are set forth in the
Exhibit Index which appears at pages 8 and 9 hereof.


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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       KOGER EQUITY, INC.



Date:  August 17, 2000                 By:  /s/ Robert E. Onisko
                                            --------------------------------
                                            Robert E. Onisko
                                            Chief Financial Officer


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                                  EXHIBIT INDEX

         The following designated exhibits are filed herewith:

Exhibits
--------
4(a)              Koger Equity, Inc. Common Stock Rights Agreement (the "Rights
                  Agreement") dated as of September 30, 1990 between the Koger
                  Equity, Inc. (the "Company") and Wachovia Bank and Trust
                  Company, N.A. as Rights Agent ("Wachovia"). Incorporated by
                  reference to Exhibit 1 to a Registration Statement on Form
                  8-A, dated September 30, 1990 (File No. 1-9997).

4(b)              Form of Common Stock Purchase Rights Certificate [attached as
                  Exhibit A to the Rights Agreement, Exhibit 4(a)]. Pursuant to the Rights Agreement, printed Common Stock Purchase Rights
                  Certificates will not be mailed until the Distribution Date
                  (as defined in the Rights Agreement). Incorporated by reference to Exhibit 1 to a Registration Statement on Form
                  8-A, dated September 30, 1990 (File No. 1-9997).

4(c) Summary of Common Stock Purchase Rights [attached as Exhibit B to the Rights Agreement, Exhibit 4(a)]. Incorporated by reference to Exhibit 1 to a Registration Statement on Form
                  8-A, dated September 30, 1990 (File No. 1-9997).

4(d) First Amendment to the Common stock Rights Agreement, dated as of March 22, 1993, between the Company and First Union
                  National Bank of North Carolina, a national association, as successor Rights Agent ("First Union"), entered into for the purpose of replacing Wachovia as Rights Agent. Incorporated by reference to Exhibit 4(b)(4) of the Form 10-Q filed by the Registrant for the quarter ended March 31, 1993 (File No.
                  1-9997).

4(e) Second Amendment to the Common Stock Rights Agreement, dated as of December 21, 1993, between the Company and First Union.
                  Incorporated by reference to Exhibit 5 to an Amendment on Form
                  8-A/A, dated December 21, 1993, to a Registration Statement of the Registrant on Form 8-A, dated October 3, 1990 (File No.
                  1-9997).

4(f)              Amendment No. 3 to Rights Agreement, dated as of October 10,
                  1996, between the Company and First Union. Incorporated by reference to Exhibit 6 to an Amendment on Form 8-A/A, dated
                  November 7, 1996, to a Registration statement of the Registrant on Form 8-A, dated October 3, 1990 (File No.
                  1-9997).


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
4(g) Stock Purchase Agreement, dated as of October 10, 1996, between the Company and AP-KEI Holdings, LLC. Incorporated by reference to Exhibit 3 to an Amendment of Form 8-A/A, dated
                  November 7, 1996, to a Registration Statement of the
                  Registrant on Form 8-A, dated October 3, 1990 (File No.
                  1-9997).

4(h)              Fourth Amendment to Common Stock Rights Agreement, dated as of
                  February 27, 1997, between the Company and First Union.
                  Incorporated by reference to Exhibit 8 to an Amendment on Form
                  8-A/A, dated March 17, 1997, to a Registration Statement of the Registrant on Form 8-A, dated October 3, 1990 (File No.
                  1-9997).

4(i)              Amendment No. 1 to Stock Purchase Agreement, dated as of
                  February 27, 1997, between the Company and AP-KEI Holdings,
                  LLC. Incorporated by reference to Exhibit 4 to an Amendment on Form 8-A/A, dated March 17, 1997, to a Registration Statement of the Registrant of Form 8-A, dated October 3, 1990 (File No.
                  1-9997).

4(j)              Assignment and Assumption Agreement, dated as of February 27,
                  1997, among the Company, AP-KEI Holdings, LLC and AREIF Realty
                  Trust, Inc. Incorporated by reference to Exhibit 4 to an Amendment on Form 8-A/A, dated March 17, 1997, to a
                  Registration Statement of the Registrant on Form 8-A, dated
                  October 3, 1990 (File No. 1-9997).

4(k)              Fifth Amendment to Rights Agreement, dated as of November 23,
                  1999, between the Company and Norwest Bank Minnesota, National
                  Association, as successor Rights Agent, entered into for the purpose of replacing First Union as successor Rights Agent.
                  Incorporated by reference to Exhibit 11 to an Amendment on Form 8-A/A, dated November 23, 1999, to a Registration
                  Statement of the Registrant on Form 8-A, dated October 3, 1990
                  (File No. 1-9997).

4(l)              Sixth Amendment to Rights Agreement, dated as of August 17,
                  2000, between the Company and Wells Fargo Bank Minnesota,
                  N.A., as successor Rights Agent filed herewith.


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